PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 27, 1997)
                       839,895 SHARES

                           [LOGO]

                DUKE REALTY INVESTMENTS, INC.
                        Common Stock
                     __________________

  Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of December 31, 1997, the Company owned a diversified portfolio of 355 in-service industrial, office and retail properties, encompassing approximately 40.7 million square feet located in eight states, and 25 buildings and three building expansions encompassing approximately 5.2 million square feet under development. The Company also owned approximately 1,700 acres of land for future development.
The Company expects to continue to pay regular quarterly dividends to its shareholders.

  All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on March 25, 1998 was $23.8125 per share.
                      ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                       THE ACCURACY OR
 ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
                          WHICH IT
  RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                          OFFENSE.


  EVEREN Securities, Inc. (the "Underwriter") has agreed to purchase the Common Stock from the Company at a price of $22.6219 per share, resulting in aggregate proceeds to the Company of $19,000,021 before payment of expenses by the Company estimated at $25,000, subject to the terms and conditions of a terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"). The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $19,340,000, resulting in an aggregate underwriting discount of $339,979. See "Underwriting." Such sponsor intends to deposit the shares of Common Stock into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust on March 25, 1998 was $23.8125 per share of Common Stock.
                     ------------------


  The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made at the offices of EVEREN Securities, Inc., Chicago, Illinois, on or about March 30, 1998.
                     -------------------

                   EVEREN SECURITIES, INC.
                   ----------------------

        The date of this Prospectus Supplement is March 25,
1998.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE
IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT
THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING
STABILIZING BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

  THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF DECEMBER 31, 1997. SHARE AND PER SHARE AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE COMPANY'S TWO-FOR-ONE STOCK SPLIT WHICH OCCURRED ON AUGUST 25, 1997. SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

  WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                         THE COMPANY

  The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At December 31, 1997, the Company owned a diversified portfolio of 355 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 40.7 million square feet located in eight states, and 25 buildings and three building expansions encompassing approximately 5.2 million square feet under development. The Company also owned approximately 1,700 acres of unencumbered land (the "Land") for future development, of which approximately 70% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

  The Company has developed approximately 54 million square feet of commercial property since its founding including an average of approximately 4.8 million square feet per year during the last five years. In addition, the Company acquired approximately 14.1 million square feet during the three years ended December 31, 1997. During 1997, the
Company placed in service 5.3 million square feet of new development and acquired 8.4 million square feet of property.

  The Company manages approximately 54 million square feet of property, including over 8.3 million square feet owned by third parties. The Company manages approximately 37% and 27% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to more than 2,300 tenants in the Properties, the Company provides such services to nearly 1,000 tenants in 92 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in the first six months of 1997 for approximately 72% and 39% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

  All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through Duke Realty Limited Partnership (the "Operating Partnership"). Partnership interests ("Units") in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one-for-one basis.
Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of December 31, 1997 of approximately 87% of the Units. In addition, the senior management team of the Company owns approximately 10.75% of the Company through Common Stock and Unit ownership.

    The   following  tables  provide  an  overview  of   the
Properties.

                    SUMMARY OF PROPERTIES
             (IN THOUSANDS, EXCEPT PERCENTAGES)
                                                       PERCENT
                                               ANNUAL  OF TOTAL      OCCUPANCY
                                     PERCENT    NET    NET EFFECTIVE AT
                   SQUARE            OF TOTAL  EFFE.   ANNUAL       DECEMBER 31,
TYPE OF PROPERTY   FEET              SQ. FT.   RENT(1) RENT          1997
----------------       -----   -------  ---------  ------------- -----------
Industrial  27,880      69% $101,074      41%      93.3%
Office      10,747     26%   128,879      52%      95.8%
Retail       2,041       5%   18,028       7%      95.8%
            ------     ----  -------     ----
Total       40,668     100% $247,981     100%      94.1%
            ======     ====  =======     ====

--------------
(1) Represents annual net effective rent due from tenants in occupancy as of December 31, 1997. Net effective rent
  ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

 SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
(IN THOUSANDS, EXCEPT PERCENTAGES)

                         SQUARE FEET                             PERCENT OF
    ------------------------------------------------------------ ANNUAL
PRIMARY                             % OF NET EFFECTIVE           NET EFFECTIVE
MARKET    INDUSTRIAL     OFFICE  RETAIL  TOTAL     TOTAL         RENT (1)  RENT
------------      ---------    ------    ------    -----         ----------

Indianapolis 13,875  1,519   194  15,588    38%  $65,776        27%
Cincinnati    4,649  3,403  1,130  9,182   22%    62,581        25%
St Louis      1,266  1,902      -  3,168    8%    31,017        13%
Columbus      2,275  1,549    219  4,043   10%    28,104        11%
Cleveland     1,464  1,311      -  2,775    7%    20,507         8%
Chicago         -    995       -     995   2%    15,606         6%
Minneapolis   3,156   68       -   3,224   8%    12,960         5%
Nashville      633      -      -    633    2%    4,651         2%
Other (2)      562      -    498  1,060     3%   6,779         3%
             ------ ------  ----- ------ -----------       ----
 Total       27,880 10,747  2,041 40,668 100%  $247,981      100%
        ====== ======  ===== ====== ===========       ====

  -----------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1997, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.
(2) Represents properties not located in the Company's primary markets. These properties are located in other similar Midwestern markets.

                     RECENT DEVELOPMENTS

OPERATING PERFORMANCE, DIVIDEND AND STOCK SPLIT

  For the year ended December 31, 1997, the Company reported the following information as compared to 1996.

                                         Year Ended
                                         December 31,
                                  ----------------------
                                         1997 1996
                                       ----         ----
                                       (In thousands)

Net income available for
  common shareholders                $ 65,999   $ 50,872
Revenues                              252,080    182,089
Funds From Operations                 107,256     76,079
Cash flow provided by (used by):
  Operating activities                159,195     95,135
 Investing activities               (597,324)  (276,748)
  Financing activities                443,148    181,220

  On January 29, 1998, the Company's Board of Directors declared a regular quarterly common dividend of $.30 per share, payable on February 27, 1998 to common shareholders of record on February 13, 1998. The Company effected a two-for-one split of its common stock (the "Stock Split") which was paid on August 25, 1997 to common shareholders of record on August 18, 1997. Share and per share amounts in this Prospectus Supplement have been restated to reflect the effect of the Stock Split.

FINANCING

  In July 1997, the Company issued 3.0 million Depositary Shares, each representing 1/10 of a Series B Cumulative Step-Up Redeemable Preferred Share, raising net proceeds of $146.1 million. These securities are not redeemable prior to September 30, 2007 and offer a cumulative distribution of 7.99% through September 2012, and 9.99% thereafter. The proceeds of this financing were fully used to reduce the outstanding balance on the Company's unsecured line of credit and to fund the development and acquisition of additional rental properties.

  The Company issued $100.0 million of unsecured Pass-through Asset Trust Securities ("PATS") on August 21, 1997.
The PATS bear interest at a coupon rate of 6.95% and mature on August 15, 2004. The effective rate of the PATS is 7.347%, which includes the effect of the settlement of a forward Treasury lock agreement which the Company entered into in April 1997. The Company and an affiliate of the placement agent for the PATS can effectively agree to reset the interest rate and remarket the underlying notes with a maturity of August 15, 2011.

  The Company reduced the interest rate on its $150.0 million unsecured line of credit from the 30-day London Interbank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 1.00% effective March 27, 1997. Effective August 28, 1997, the unsecured line of credit was increased to $200.0 million and the interest rate was reduced to LIBOR plus .80%. This line of credit also includes a "competitive bid option" and matures in April 2001.

  In September 1997, the Company issued approximately 10.5 million shares of its Common Stock for public sale through a group of underwriters, raising net proceeds of $214.4 million. The Company also issued 926,280 shares of Common Stock to a unit trust, raising net proceeds of approximately $18.9 million.

  In December 1997 and February 1998, the Company issued
449,438 and 661,157 shares of its Common Stock, respectively, to unit trusts, raising combined net proceeds of approximately $23.8 million.

  The Company issued $100 million of unsecured Puttable Reset Securities ("PURS") in March 1998. The PURS bear interest at a coupon rate of 7.05% and mature on March 1, 2016. On March 1, 2006, the interest rate may be reset as a fixed rate determined on the basis of certain bids to be requested from reference dealers, and the PURS are subject to a call option held by one of the underwriters involved in the sale of the PURS and,if the call is not exercised, to the right of the holders to put the PURS to the Company, in each case on the terms and conditions described therein. The effective interest rate of the PURS is 6.72%, which includes the effect of the settlement of a forward Treasury lock agreement which the Company entered into in December 1997.

DEVELOPMENT AND ACQUISITIONS

  During 1997, the Company completed development of and placed in service 28 properties and two property expansions comprising 5.3 million square feet at a total cost of $195.6 million. The Company had 25 properties and three property expansions under development at December 31, 1997 comprising
5.2 million square feet which will have a total cost of $257.3 million upon completion. Also during 1997, the Company acquired 84 properties with 8.4 million square feet at a total cost of $597.9 million.

  These property additions (the "New Properties"), totaling
18.9 million square feet, consist of 71% industrial, 26% office and 3% retail projects. The total cost of the New
Properties is expected to be $1.05 billion. At December 31, 1997, the New Properties which have been placed in service are 94% leased, and the New Properties under construction are 60% pre-leased for a combined total of 84% leased. The
New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 10.7% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $112.4 million with anticipated additional leasing.

  The Company's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Company's expectations.

  The following table sets forth information regarding each of the New Properties as of December 31, 1997.

IN-SERVICE OR                                                           % LEASED
ANTICIPATED                               PROPERTY % OWNER- SQUARE      OR PRE-
IN-SERVICE DATE PROJECT/TENANT   LOCATION  TYPE    SHIP     FEET      LEASED (1)
--------------- -------------------   ---------------       --------  -------
DEVELOPMENT COMPLETED IN 1997:
1st Qtr. 1997 Park Fletcher
            Bldg. 33     Indianapolis, INIndustrial    50%   112,710     100%
1st Qtr. 1997  Dukeport 2   St. Louis, MOIndustrial   100%   244,800      65%
2nd Qtr. 1997 Silver Burdett
            Ginn Expansion   Indianapolis, INIndustrial  100%   183,950   100%
2nd Qtr. 1997     Vanstar      Indianapolis, INIndu
strial     100%          415,680      100%
2nd Qtr. 1997     North Airport
            Park Bldg. 2 Indianapolis, INIndustrial   100%377,280     100%
2nd Qtr. 1997     Pamida       Lebanon, INIndustrial  100%     200,000   100%
2nd Qtr. 1997     Skyport Bldg. 1Cincinnati, OHIndu
strial     100%          316,800      100%
2nd Qtr. 1997     Parkwood PlaceColumbus, OH Office   100%     156,000   100%
2nd Qtr. 1997     Purity WholesaleLebanon, INIndust
rial       100%          556,248      100%
3rd Qtr. 1997     Freedom Square IIICleveland, OH O
ffice      100%          71,025       79%
3rd Qtr. 1997      Sofa Express -
            Florence     Florence, KY Retail 100%   20,250   100%
3rd Qtr. 1997      Mr. Coffee   Cleveland, OHIndustr
ial        100%          458,000      100%
3rd Qtr. 1997     Southpointe CColumbus, OHIndustrial 100%     322,000   100%
3rd Qtr. 1997     Three ParkwoodIndianapolis, INOff
ice        100%          121,246      89%
4th Qtr. 1997     Beiersdorf   Cincinnati, OHIndust
rial       100%          252,000      100%
4th Qtr. 1997    Haywood Oaks
            Bldg. 8      Nashville, TN Industrial     100% 71,610     100%
4th Qtr. 1997     Anthem       Cincinnati, OHOffice   100%     78,240    100%
4th Qtr. 1997     4660 Governor's Pte.Cincinnati, OHOffice     100% 76,465  91%
4th Qtr. 1997     CompmanagementColumbus, OH Office   100%     68,700    100%
4th Qtr. 1997     SouthPte. Bldg. DColumbus, OHIndu
strial     100%          116,520      35%
4th Qtr. 1997     Hamilton Crossing
            Bldg. 2      Indianapolis, IN  Office     100% 32,800     77%
4th Qtr. 1997     Park 100 Bldg. 133Indianapolis, INIndustrial 100% 20,530  100%
4th Qtr. 1997     Landerbrook Corporate
            Ctr.         Cleveland, OH     Office     100%110,148     72%
4th Qtr. 1997     Gov. Point Retail
            North (Lowes)             Cincinnati, OHRetail   100%  128,747 100%
4th Qtr. 1997     Mosteller II Cincinnati, OHIndust
rial       100%          261,440      77%
4th Qtr. 1997     Park Fletcher
            Bldg. 34     Indianapolis, INIndustrial    50%230,400     100%
4th Qtr. 1997     SouthPte. Bldg. EColumbus, OHIndu
strial     100%          82,520       0%
4th Qtr. 1997    Park 100 Bldg. 132Indianapolis, INOffice     100% 27,600  100%
4th Qtr. 1997    Biggs B-ShoppesCincinnati, OHRetail 100%     13,000    100%
4th Qtr. 1997            Fountain PlaceCincinnati, OHRetail   25%  207,170   95%
                                                 ---------
                                                 5,333,879    93%
                                                 ---------

UNDER DEVELOPMENT:
1st Qtr. 1998            Park Fletcher
            Bldg. 35     Indianapolis, INIndustrial       50%     96,000    67%
1st  Qtr.  1998            Dukeport 3   St. Louis, MOIndustr
ial                      100%         214,400   0%
1st Qtr. 1998            Prentice HallLebanon, INIndustrial   100% 577,340  100%
1st Qtr. 1998            Software ArtistryIndianapolis, IN Office          100%
108,273    75%
1st Qtr. 1998            World Park Bldg. 28Cincinnati, OHIndustrial       100%
220,160    87%
1st Qtr. 1998            Woodland Corporate
            Ctr. One     Indianapolis, INOffice       100% 77,125     74%
1st Qtr. 1998            Park Fletcher
            Bldg. 36     Indianapolis, INIndustrial    50%     52,800    0%
2nd Qtr. 1998            Rings Road Office
            Bldg.        Columbus, OH Office  100% 145,000    29%
2nd Qtr. 1998            World Park Bldg. 29Cincinnati, OHIndustrial       100%
452,000    100%
2nd  Qtr.  1998            Dukeport 4   St. Louis, MOIndustr
ial                      100%         153,600   0%
2nd Qtr. 1998            Sterling 4   Columbus, OH  Office    100% 94,219  100%
2nd Qtr. 1998            MCI          St. Louis, MO Office  100% 97,356    100%
2nd  Qtr. 1998            Westport Center ISt. Louis,  MOInd
ustrial                  100%         177,600   0%
2nd Qtr. 1998    Park 100 Bldg. 134Indianapolis, INIndustrial 100% 110,400   41%
2nd Qtr. 1998            Fountain Parkway
            Bldg. 1      Cleveland, OHIndustrial      100%108,704     0%
2nd Qtr. 1998            Strongville Park 82,
            Bldg. 1      Cleveland, OHIndustrial      100% 72,000     0%
2nd Qtr. 1998            Thomson ExpansionIndianapolis, INIndustrial       50%
740,155    100%
2nd Qtr. 1998            Franklin Road Exp.Indianapolis, INIndustrial      100%
150,000    61%
2nd Qtr. 1998    General CableLebanon, INIndustrial           100% 395,472   50%
2nd Qtr. 1998   Sun TV       Columbus, OHIndustrial          100% 231,936   100%
3rd Qtr. 1998            Creekside Crossing
            One          Nashville, TN Office         100%112,800     0%
3rd Qtr. 1998            Governors Pte.
            4680 Bldg.   Cincinnati, OHOffice         100%126,102     0%
3rd Qtr. 1998            Western Hills
            Marketplace  Cincinnati, OHRetail         100%148,140     82%
3rd Qtr. 1998   Four ParkwoodIndianapolis, INOffice          100% 132,836   0%
4th Qtr. 1998            Tri-County
            Marketplace  Cincinnati, OHRetail         100% 74,174     100%
4th  Qtr. 1998            520 Maryville Ctr.St. Louis,  MOOf
fice                     100%         113,659   0%
4th  Qtr. 1998            Park Center Bldg. 1Cleveland,  OHO
ffice                    100%         133,550   0%
1st Qtr. 1999    One Easton OvalColumbus, OHOffice            100% 127,080   0%
                                                  ---------
                                                  5,242,881   60%
                                                  ---------

1997 ACQUISITIONS
2nd Qtr. 1997   NGIC/Pte. 70 St. Louis, MO Office            100% 215,549   99%
2nd Qtr. 1997            Dyment/Johnson
            Controls     Cleveland, OHIndustrial      100%331,550     100%
2nd Qtr. 1997            Central Park
            of Lisle     Chicago, IL  Office   50% 345,200    93%
2nd Qtr. 1997            8555 Keystone
            Crossing     Indianapolis, INOffice       100% 75,545     94%
2nd Qtr. 1997   Sun TV       Columbus, OHIndustrial          100% 789,175   100%
3rd Qtr. 1997            7910 and 7320
             Kentucky Drive            Cincinnati,  OHIndust
rial       100%          132,274      100%
3rd Qtr. 1997   One Ashview  Cincinnati, OHOffice            100% 120,853   100%
3rd  Qtr. 1997            Remington Bldg.sCincinnati,  OHOff
ice                      100%         76,556100%
3rd Qtr. 1997  Executive TowersChicago, ILOffice            100% 649,842   98%
3rd Qtr. 1997            Riverport
            Properties   St. Louis, MOOffice/Industrial100%582,091    100%
3rd  Qtr. 1997            6111 Oaktree Blvd.Cleveland, OH  O
ffice                    100%         70,90683%
4th Qtr. 1997            Blue Ash Office
            Center VI    Cincinnati, OHOffice         100% 35,603     90%
4th  Qtr.  1997            Baur PortfolioSt. Louis, MOOffice
/Industrial              100%         982,114  98%
4th  Qtr. 1997            Solon Indus. Bldg.sCleveland,  OHI
ndustrial                100%         674,432  91%
4th Qtr. 1997            RL Johnson
            Portfolio    Minneapolis, MNIndustrial     100%     3,224,301 90%
4th Qtr. 1997            Kenwood Executive
            Center       Cincinnati, OHOffice         100% 49,984     97%
                                                  ----------
                                                  8,355,975   94%
                                                  ----------
                                                  18,932,735  84%
                                                  ==========

--------------
(1)Represents  completed leasing activity  through  December
   31, 1997.


RECENT ACQUISITIONS

  During the fourth quarter of 1997, the Company purchased two large portfolios of properties in St. Louis and Minneapolis (the "Recent Acquisitions") for an aggregate purchase price of approximately $292.4 million.

  The following describes each of the Recent Acquisitions.

  BAUR PROPERTIES. In October 1997, the Company acquired Baur Properties' existing rental properties and operations in St. Louis. Baur Properties has been in operation in St. Louis for over 43 years and is one of the leading suburban office developers and operators in the Midwest. The Baur rental property portfolio consists of eight suburban office buildings totaling 904,000 square feet and three industrial buildings totaling 78,000 square feet. Seven of the suburban office projects are located in Maryville Centre, one of the premier suburban office parks in St. Louis. The acquisition also included undeveloped land to accommodate approximately one million square feet of additional suburban office development and the property management and development operations of Baur Properties. Accordingly, Edward T. Baur, the Chairman of Baur Properties, became Vice President and General Manager of the Company's St. Louis operations.
Along with its existing operations in St. Louis, the Company believes this acquisition will make it the dominant real estate developer in this market. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.

   R.L. JOHNSON COMPANY. In October 1997, the Company acquired R.L. Johnson Company's existing rental properties and operations in Minneapolis. R.L. Johnson Company has been in operation for over 34 years and is one of the leading developers and operators of industrial real estate in Minneapolis. The R.L. Johnson rental property portfolio consists of 41 industrial buildings totaling 3.2 million square feet. Robb Johnson, the President of R.L. Johnson Company, became Vice President and General Manager of the Company's Minneapolis operations. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.


                       USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting the estimated offering expenses, are expected to be approximately $19.0 million. The Company presently intends to use the net proceeds to fund development and acquisition of additional rental properties. See "Recent Developments."

      PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

   The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the Common Stock for the periods indicated and the dividend paid per share during each such period. All share price and dividend information has been adjusted to reflect the effect of the Stock Split.


                         CLOSING PRICES
                         PER SHARE
                         --------------------  DIVIDENDS
QUARTERLY PERIOD         HIGH      LOW       PER SHARE
-------------------      ----------------   ------------
1996
 First Quarter          $16.25  $14.56      $0.245
 Second Quarter          15.25   14.19       0.245
 Third Quarter           16.63   14.50       0.255
 Fourth Quarter          19.25   16.38       0.255
1997
 First Quarter           21.44   19.00       0.255
 Second Quarter          20.88   17.13       0.255
 Third Quarter           23.63   19.81       0.295
 Fourth Quarter          25.00   21.38       0.300
1998
 First Quarter
 (through March 25, 1998)24.63   22.63       0.300


   The last reported sale price of the Common Stock on the New York Stock Exchange on March 25, 1998 was $23.8125 per share. As of March 25, 1998, there were 8,595 registered holders of Common Stock.

  Since its organization in 1986, the Company has paid regular and uninterrupted dividends. The Company intends to continue to declare quarterly dividends on its Common Stock. However, no assurances can be given as to the amounts of future dividends as such dividends are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that none of the per share distribution for 1997 represented return of capital to the shareholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

          CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  For a discussion of material federal income tax consequences applicable to distributions to shareholders and the Company's election to be taxed as a REIT, see "Federal
Income Tax Considerations" in the accompanying Prospectus.

  Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale or exchange of assets held for more than 18 months by individuals, trusts and estates to 20%. This reduced tax rate is effective for sales and exchanges occurring after July 28, 1997. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

  The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

  The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to the Company, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing such impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

PROPOSED TAX LEGISLATION

  On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the "Proposal"). Two provisions contained in the Proposal could affect the Company if enacted in final form.

First, the Proposal would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of "first committee action" (i.e., first action by the House Ways and Means Committee with respect to the provision). If enacted as presently written, that provision would severely limit the use by a REIT of taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received directly by the REIT.

  Second, the Proposal would require recognition of any built-in gain associated with the assets of a "large" C corporation (i.e., a C corporation whose stock has a fair market value of more than $5 million) upon its conversion to REIT status or merger into a REIT. That provision is proposed to be effective for conversions to REIT status effective for taxable years beginning after January 1, 1999 and mergers of C corporations into REITs that occur after December 31, 1998. This provision would require immediate recognition of gain if, at any time after December 31, 1998, a "large" C corporation merges into the Company.

                        UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell to EVEREN Securities, Inc. (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, 839,895 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

  The Underwriter intends to sell the shares of Common Stock to Nike Securities, L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities, L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities, L.P. at an aggregate purchase price of $19,340,000. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefor.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this Offering.

   If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.

                        LEGAL MATTERS

     In addition to the legal opinions for the Company referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans. The legality of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois. Chapman and Cutler will rely on the opinion of Bose McKinney & Evans as to certain matters of Indiana law.

      NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
___________________




839,895 SHARES
[LOGO]


COMMON STOCK

                      TABLE OF CONTENTS
                                            Page
                                            ----
                    PROSPECTUS SUPPLEMENT
The Company                                  S-3
Recent Developments                          S-5
Use of Proceeds                              S-8
Price Range of Common Stock and
      Dividend History                       S-9
Certain Federal Income Tax Considerations    S-10
Underwriting                                 S-12
Legal Matters                                S-12

                         PROSPECTUS

Available Information                        2
Incorporation of Certain Documents
 by Reference                                2
The Company and the Operating Partnership    3
Use of Proceeds                              3
Ratios of Earnings to Fixed Charges          4
Description of Debt Securities               4
Description of Preferred Stock               15
Description of Depositary Shares             21
Description of Common Stock                  24
Federal Income Tax Considerations            26
Plan of Distribution                         33
Legal Opinions                               34
Experts                                      34


                   -----------------------
                    PROSPECTUS SUPPLEMENT
                   -----------------------
                   EVEREN SECURITIES, INC.

                       MARCH 25, 1998